FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
401 (K) PROFIT SHARING PLAN
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1421 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.
 401 (k) Profit Sharing Plan

EIN 37-0404035 PN 002
 Accountants’ Report and Financial Statements
 December 31, 2012 and 2011

First Mid-Illinois Bancshares, Inc.

401(k) Profit Sharing Plan

December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

401(k) Oversight Committee
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan
Mattoon, Illinois

We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances,  but for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/sig/ BKD, LLP

Decatur, Illinois
June 28, 2013

Federal Employer Identification Number:  44-0160260

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments, At Fair Value	$36,013,829	$30,392,587
Receivables
Employer's contributions	15,714	—
Interest and dividends	24,464	80,072
Notes receivable from participants	540,348	380,498
	580,526	460,570
Total assets	36,594,355	30,853,157
Liability
Refunds due to excess contributions	25,844	11,721
Other	—	225
Total liabilities	25,844	11,946
Net Assets Available for Benefits	$36,568,511	$30,841,211

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Investment Income
Net appreciation (depreciation) in fair value of investments	$3,803,116	$(801,489)
Interest and dividends	876,263	737,627
	4,679,379	(63,862)
Interest Income from Notes Receivable from Participants	15,199	13,622
Contributions
Employer	1,078,591	959,620
Participants	1,221,637	1,062,482
Rollovers	194,369	578,815
	2,494,597	2,600,917
Total additions	7,189,175	2,550,677
Deductions
Benefits paid to participants	1,455,350	1,388,182
Other	6,525	675
Total deductions	1,461,875	1,388,857
Net Increase	5,727,300	1,161,820
Net Assets Available for Benefits, Beginning of Year	30,841,211	29,679,391
Net Assets Available for Benefits, End of Year	$36,568,511	$30,841,211

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 1:	Description of the Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least three months of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation.  Employee rollover and employee Roth contributions are also permitted.  Employees are automatically enrolled to contribute 4% of eligible wages to the plan upon eligibility.  The Company makes matching contributions based on discretionary percentages as determined by the Company’s Board of Directors on an annual basis.  For December 31, 2012 and 2011, the matching contributions were 50% of employees’ salary deferral amounts up to 4% of employees’ eligible compensation.  The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  For the years ended December 31, 2012 and 2011, the profit sharing contribution was 4% of eligible compensation.  Contributions are subject to certain limitations.

 Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.  The annual profit sharing contribution is maintained in a non-participant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s matching contributions plus earnings thereon.  Vesting in the Company’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service.  A participant is fully vested after 6 years of vesting service.  The nonvested balance is forfeited upon payment of benefits.  Forfeitures are allocated among active participants based upon eligible compensation.

 Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

 Forfeited Accounts

At December 31, 2012 and 2011, forfeited nonvested accounts totaled $29,363 and $36,840, respectively.  These accounts are reallocated to participants in the same manner as employer contributions.

 Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is charged at prime rate at loan inception.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market funds are valued at the net asset value (NAV) of shares held by the plan at year end.  Certificates of deposits are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement-date basis.  Interest and dividend income is recorded on the accrual basis.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Plan Tax Status

The Plan operated under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by First Mid-Illinois Bank & Trust through September 30, 2011.  This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on March 31, 2008.  Effective October 1, 2011, the Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by Benefit Plan Consultants Inc.  This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on March 31, 2008.  The Plan has not obtained or requested a determination letter.  However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan is no longer subject to U.S. federal or state income tax examinations by tax authorities before 2009.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The fair value of the Plan's investments at the end of the year is as follows:

	2012	2011
Mutual funds
Equity funds	$14,959,001	$12,016,506
Balanced investment funds	1,688,281	2,510,722
Fixed-income funds	4,029,424	3,023,622
International funds	3,151,061	1,763,262
Common stock	7,430,394	5,937,724
Money market funds	208,315	217,480
Certificates of deposit	4,547,353	4,923,271
	$36,013,829	$30,392,587

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2012	2011
Mutual funds
Equity funds	$1,607,551	$(775,082)
Balanced investment funds	341,643	(110,972)
Fixed-income funds	74,985	(2,628)
International funds	335,721	(301,117)
Common stock	1,443,216	388,310
	$3,803,116	$(801,489)

The following amounts are the nonparticipant-directed investments, included in the table above:

	Fair Value at the End of Year
	2012	2011
Certificate of deposit	$737,694	$684,950

 The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits, in either year, is as follows:

	2012	2011
Vanguard Growth Index Signal Fund	$1,978,889	$1,760,709
Oakmark Global I Fund	1,994,442	1,893,705
T. Rowe Price Mid-Cap Value Fund	3,047,627	2,657,399
First Mid-Illinois Bancshares, Inc. common stock	7,430,394	5,937,724
First Mid-Illinois Bank & Trust certificate of deposit	4,547,353	4,923,271

Interest and dividends realized on the Plan’s investments for the years ended 2012 and 2011 were $876,263 and $737,627, respectively.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 4:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2012	2011
Net Assets:
Certificate of deposit	$737,694	$684,950
Interest receivable	448	550
Net assets	$738,142	$685,500
Changes in net assets:
Contributions	$734,367	$680,070
Interest income	3,775	4,360
Transfers to participant-directed investments	(685,500)	(573,519)
Total additions	$52,642	$110,911

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2012 and 2011, participants held 326,611 and 321,828 shares, respectively.

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $4,547,353 and $4,923,271 at December 31, 2012 and 2011, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 6:	Plan Amendment and Restatement

Effective January 1, 2012, the Plan was amended to reflect changes in eligibility requirements to three months of service with monthly entry dates, automatic deferral of 4% of compensation upon eligibility, and requiring employer match on catch-up contributions.

Effective October 1, 2011, the Plan document was amended and restated to reflect the application of automatic rollover provisions to all distributions of vested balances between $500 and $5,000 with a forced out cash distribution less any mandatory federal withholding for balances under $500 upon severance of employment,  in-service distributions from all fully vested accounts upon the attainment of age 59 ½, requirement for beneficiaries to receive distributions from their account as soon as administratively feasible following the determination of beneficiary status, requiring all distribution be in cash for all sources with the exception of employer stock, allowing installment distributions only for annual required minimum distribution (RMD) amounts,  requiring participant loans be due and payable upon termination of employment or termination of the plan, suspending participant loan payments during military leave of absence, and allowing the maximum participant loan amount to the lesser of 50% of the participant’s vested account balance or $50,000.

Further, effective December 1, 2011, a Roth feature was added allowing participants to make after-tax contributions to a Roth account.

Note 7:	Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is an hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012 and 2011:

		2012
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$7,430,394	$7,430,394	$—	$—
Mutual funds:
Equity funds	14,959,001	14,959,001	—	—
Balanced investment funds	1,688,281	1,688,281	—	—
Fixed-income funds	4,029,424	4,029,424	—	—
International funds	3,151,061	3,151,061	—	—
Money market funds	208,315	208,315	—	—
Certificates of deposit	4,547,353	—	—	4,547,353
	$36,013,829	$31,466,476	$—	$4,547,353

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

		2011
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock of the Company	$5,937,724	$5,937,724	$—	$—
Mutual funds:
Equity funds	12,016,506	12,016,506	—	—
Balanced investment funds	2,510,722	2,510,722	—	—
Fixed-income funds	3,023,622	3,023,622	—	—
International funds	1,763,262	1,763,262	—	—
Money market funds	217,480	217,480	—	—
Certificates of deposit	4,923,271	—	—	4,923,271
	$30,392,587	$25,469,316	$—	$4,923,271

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2012. The Plan had no liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters.  Such securities are classified in Level 2 of the valuation hierarchy.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Level 3 securities are certificates of deposit and are valued at amortized costs, which approximates fair value.

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Certificates of Deposit
Balance, January 1, 2011	$4,863,751
Total interest income included in net increase in net assets available for benefits	47,405
Purchases	2,133,488
Redemptions	(2,121,373)
Balance, December 31, 2011	$4,923,271
Total interest income included in net increase in net assets available for benefits	34,890
Purchases	1,503,772
Redemptions	(1,914,580)
Balance, December 31, 2012	$4,547,353

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

				Range
	Fair Value at	Valuation		(Weighted
	12/31/12	Technique	Unobservable Inputs	Average)
Certificates of Deposit	$4,547,353	Amortized cost	Contractual interest rate	2.00%-2.50% (2.25%)

Note 8:	Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstance and challenges, which in some cases have resulted in large and unanticipated declines in fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 9:	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

Identity of Issuer	Description of Investment			Current

Certificates of Deposit
First Mid-Illinois Bank & Trust*	0.50%	due	12/31/13	$737,694
First Mid-Illinois Bank & Trust*	0.50%	due	12/31/13	3,809,659
				4,547,353
Common Stock
First Mid-Illinois Bancshares, Inc.*	326,611	Shares		7,430,394

Mutual Funds
American Century Value	156,539	Shares		997,152
American Funds EuroPacific Growth Fund	4,213	Shares		173,493
American Funds EuroPacific Growth F-2 #616	27,887	Shares		1,147,549
American Funds Capital World Bond F-2 #631	15,803	Shares		334,543
ClearBridge Appreciation Fund	66,719	Shares		1,040,816
Columbia Acorn International Fund - Z	11,885	Shares		485,366
Dodge & Cox Balanced Fund	21,628	Shares		1,688,281
Dodge & Cox Income Fund #147	54,205	Shares		751,281
Eagle Small Cap Growth Fund Class I	9,863	Shares		431,590
Federated Total Return Bond Fund	75,037	Shares		857,676
Oakmark Global I Fund	84,942	Shares		1,994,442
Oppenheimer Developing Markets Y	21,010	Shares		732,825
Perkins Mid Cap Value	35,670	Shares		761,206
PIMCO Total Return Class I	103,193	Shares		1,159,889
Principal High Yield	62,924	Shares		493,328
Principal Real Estate Securities	18,385	Shares		371,001
RS Emerging Markets Fund	11,534	Shares		275,429
RS Global Natural Resources A	15,686	Shares		574,120
T. Rowe Price Blue Chip Growth Fund	24,278	Shares		1,107,837
T. Rowe Price Growth Stock Fund #40	493	Shares		18,637
T. Rowe Price Mid-Cap Value Fund	126,773	Shares		3,047,627
T. Rowe Price Small-Cap Stock Fund	16,197	Shares		551,199
Vanguard 500 Index Signal Shares #1340	13,842	Shares		1,502,102
Vanguard Balanced Index Signal Shares	183	Shares		4,292
Vanguard GNMA Fund	70,325	Shares		767,250
Vanguard Growth Index Signal Fund	58,323	Shares		1,978,889
Vanguard Mid-Cap Index Signal Shares	3,819	Shares		122,924
Vanguard Small-Cap Index Signal Shares	4	Shares		150
Vanguard Total Bond Index Signal Shares	3	Shares		29
Vanguard Total World Stock Index	1	Share		23

First Mid-Illinois Bancshares, Inc.
401(k) Profit Sharing Plan
EIN 37-0404035 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Continued)
December 31, 2012

Identity of Issuer	Description of Investment			Current
Vanguard Windsor II - Admiral	8,728	Shares		454,988
Vanguard Emerging Markets Stock Index	52	Shares		1,833
				23,827,767

Money Market Funds
Federated Prime Obligation Funds #10	12,889	Units		$12,889
Federated Prime Obligation Funds #396	136,005	Units		136,005
NTHN Institutional Funds Government Select	59,421	Units		59,421
				208,315

Notes Receivable from Participants*	3.25%	to	5.00%	540,348
				$36,554,177

 * Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 28, 2013

William S. Rowland
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP